                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549



                                 SCHEDULE 13D

                  UNDER THE SECURITIES EXCHANGE ACT OF 1934

                             (Amendment No. 4)*

                               Mail Boxes Etc.
--------------------------------------------------------------------------------
                               (Name of Issuer)


                          Common Stock, no par value
--------------------------------------------------------------------------------
                        (Title of Class of Securities)


                                  560310104
--------------------------------------------------------------------------------
                                (CUSIP Number)

                              Jeffrey L. Schulte
                       Schnader Harrison Segal & Lewis
                            One Peachtree Center
                     303 Peachtree St., N.E., Suite 2800
                                (404) 215-8100
--------------------------------------------------------------------------------
                (Name, Address and Telephone Number of Person
              Authorized to Receive Notices and Communications)

                                  Copies to:
                         Catherine B. Harrison, Esq.
                    United Parcel Service of America, Inc.
                          55 Glenlake Parkway, N.E.
                           Atlanta, Georgia 30328

                                 May 22, 1997
--------------------------------------------------------------------------------
           (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                SCHEDULE 13D

CUSIP No. 560310104
         ---------------------

 1)  Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above Persons

     United Parcel Service of America, Inc.
     I.R.S. Identification No. 95-1732075
     ------------------------------------------------------------------------------------

 2)  Check the Appropriate Box if a Member of a Group (See Instructions)    (a)  [   ]
                                                                            (b)  [ X ]

     ------------------------------------------------------------------------------------

 3)  SEC Use Only

     ------------------------------------------------------------------------------------

 4)  Source of Funds (See Instructions)

           WC
     ------------------------------------------------------------------------------------

 5)  Check if Disclosure of Legal Proceedings is required pursuant to Items 2(d) or 2(e)

       Not applicable
     ------------------------------------------------------------------------------------

 6)  Citizenship or Place of Organization

       Delaware
     ------------------------------------------------------------------------------------

                (7)     Sole Voting Power

  Number of             1,810,967
   Shares       -------------------------------------------------------------------------
 Beneficially   (8)     Shared Voting Power
  Owned by
    Each                None
  Reporting     -------------------------------------------------------------------------
 Person With    (9)     Sole Dispositive Power

                        1,810,967
                -------------------------------------------------------------------------
                (10)    Shared Dispositive Power

                        None
                -------------------------------------------------------------------------

11)  Aggregate Amount Beneficially Owned by Each Reporting Person

     1,810,967
     ------------------------------------------------------------------------------------

12)  Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
                                                                                  [  ]

        Not applicable
     ------------------------------------------------------------------------------------

13)  Percent of Class Represented by Amount in Row (11)

        16.1%
     ------------------------------------------------------------------------------------

14)  Type of Reporting Person (See Instructions)

        CO
     ------------------------------------------------------------------------------------

         This Amendment No. 4 amends and restates the statement on Schedule 13D originally filed with the Commission on or about October 15, 1990 (the "Initial Statement"), as amended by Amendment No. 1 filed with the Commission on or about January 18, 1991 ("Amendment No. 1"), Amendment No. 2 filed with the Commission on or about October 3, 1991 ("Amendment No. 2"), and Amendment No. 3 filed with the Commission on or about October 6, 1992 ("Amendment No.3") (collectively, the "Schedule 13D"), by United Parcel Service of America, Inc., a Delaware corporation, with respect to the common stock, no par value, of Mail Boxes Etc., a California corporation.

         The following items of this Schedule 13D are amended and restated to the extent of any inconsistency of the information provided in this Amendment No. 4 with information previously provided, to reflect certain changes. Information previously furnished and not amended and restated hereby remains unchanged.

ITEM 1.  SECURITY AND ISSUER.

         This statement on Schedule 13D (this "Statement") relates to the common stock, no par value, CUSIP Number 560310104 (the "Common Stock"), of Mail Boxes, Etc., a California corporation ("MBE"). The principal executive offices of MBE are located at 6060 Cornerstone Court West, San Diego, California 92121-3795.

ITEM 2.  IDENTITY AND BACKGROUND.

         This statement is being filed by, and amends and restates the Schedule 13D filed by, United Parcel Service of America, Inc., a corporation organized under the laws of the State of Delaware ("UPS"), which has its principal office located at 55 Glenlake Parkway, N.E., Atlanta, Georgia 30328. The principal business of UPS consists of the provision, through its subsidiaries, of specialized transportation and logistics services, primarily through the pickup and delivery of packages and documents. Service is offered throughout the United States and in more than 200 other countries and territories around the globe.

         During the last five years, neither UPS nor to the best knowledge of UPS, any of the persons listed on the updated Appendix attached hereto, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         Attached as Appendix A hereto is an updated list of the executive officers and directors of UPS containing the information required by clauses
(a) - (c) and (f) of this item.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         On or about October 3, 1990, UPS purchased shares of the Common Stock of MBE pursuant to a Common Stock and Warrant Purchase Agreement, dated as of September 14, 1990, between UPS, MBE, and certain Principal Shareholders of MBE (the "Agreement"), a copy of which was previously filed as Exhibit 1 to the Initial Statement and is incorporated by reference herein. The amount of funds used in making such purchases was $10,100,000 for 400,000 shares of Common Stock and $1,168,000 for warrants to acquire an additional 400,000 shares of Common Stock. The entire amount of consideration was provided from working capital of UPS.

         The amount of funds expended in August 1991, in the purchase of 3,734 shares of Common Stock directly from MBE pursuant to Section 6.11 of the Agreement, was $67,734.76. The amount expended in October 1991, in the purchase of 177,777 shares of Common Stock directly from MBE pursuant to the exercise of a warrant held by UPS was $3,599,984.25. The above share amounts reflect the four-for-three stock split of MBE Common Stock in April 1991. The entire amount of such consideration was provided from working capital of UPS.

         The amount of funds expended in August 1992, in the purchase of 25,725 shares of Common Stock directly from MBE pursuant to Section 6.11 of the Agreement was $372,240.75. The amount expended in October 1992, in the purchase of 355,554 shares of Common Stock directly from MBE pursuant to the exercise of a warrant held by UPS was $4,319,981.10. The above share amounts reflect the two-for-one split of MBE Common Stock in April 1992. The entire amount of such consideration was provided from working capital of UPS.

ITEM 4.  PURPOSE OF TRANSACTION.

         UPS initially acquired 400,000 shares of Common Stock and warrants to acquire an additional 400,000 shares of Common Stock for investment purposes. On January 17, 1991, UPS, MBE and the Principal Shareholders of MBE entered into an amendment to the Agreement (the "Amendment"), a copy of which was previously filed with the Commission as Exhibit 2 to this Statement in Amendment No.2 and is incorporated by reference herein. Prior to the Amendment, UPS' percentage ownership of MBE could not exceed 17.5% prior to October 3, 1991 or 35% prior to October 3, 1995. Under the Agreement as amended, the 17.5% limitation was eliminated, and UPS thereafter could own as much as 35% of MBE Common Stock (calculated as if all outstanding warrants, options and other rights to acquire Common Stock had been exercised in full). This restriction, as well as certain other restrictions with respect to UPS' shares contained in the Agreement, terminated, at the latest, on October 3, 1995. In addition, UPS initially acquired certain rights under the Agreement to purchase shares of Common Stock from the Principal Shareholders and from MBE under certain circumstances, which rights terminated, at the latest, on October 3, 1995.

         Upon completion of the purchase of the Common Stock and warrants, UPS acquired certain rights to designate one or more persons to be appointed as a director of MBE and a member of the Audit Committee of the Board of Directors, depending upon UPS' percentage ownership in MBE and other factors described in the Agreement. On November 27, 1990, Richard J. Greene, Vice President-Marketing of UPS, was appointed to the Board of Directors of MBE. In 1996, Joel Rossman, Vice President of Business Development of UPS, was appointed to the Board of Directors of MBE in place of Mr. Greene.

         Pursuant to an Agreement and Plan of Merger dated May 22, 1997 (the "Merger Agreement") between MBE, U.S. Office Products Company, a Delaware corporation ("USOP"), and Santa Fe Acquisition Corp., a California corporation and a direct, wholly-owned subsidiary of USOP ("Sub"), the parties have proposed to merge Sub into MBE with the result that shares of MBE Common Stock will be converted into shares of USOP common stock in accordance with the Merger Agreement. In connection with the proposed merger, UPS entered into a Voting Agreement with USOP dated May 22, 1997 (the "Voting Agreement"), a copy of which is attached hereto as Exhibit 3 and incorporated herein by reference, and UPS entered into an Affiliate Agreement with USOP and MBE dated May 22, 1997 (the "Affiliate Agreement"), a copy of which is attached hereto as
Exhibit 4 and incorporated herein by reference.

         Pursuant to the Voting Agreement, UPS has agreed, among other things, to vote (and has appointed USOP as proxy to vote) all shares of MBE Common Stock held by UPS in favor of the merger, and to refrain from selling or otherwise transferring its MBE Common Stock without USOP's consent other than as may be permitted pursuant to the Affiliate Agreement. The Affiliate Agreement provides, among other things, that UPS will not sell or otherwise transfer its MBE Common Stock within 30 days prior to the effective time of the proposed merger and during specified periods after the merger. However, notwithstanding the restrictions on transfer in the Affiliate Agreement or the Voting Agreement, UPS may, under certain circumstances, transfer or cause to be transferred shares of MBE Common Stock owned or held by UPS (or as to which UPS has the right to direct the disposition or other transfer) as of the date of the Affiliate Agreement to any wholly-owned subsidiary of UPS or any private foundation customarily funded by UPS. Reference is hereby made to the Voting Agreement and Affiliate Agreement for complete information concerning the rights and obligations of the parties thereto, and all descriptions of such documents in this item are qualified in their entirety by this reference.

         Except as provided by the Voting Agreement or Affiliate Agreement or as otherwise indicated herein, UPS has no present plans or proposals which relate to or would result in any of the following: (a) the acquisition of additional securities of MBE, or the disposition of securities of MBE; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving MBE or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of MBE or any of its subsidiaries; (d) any change in the present Board of Directors or management to MBE; (e) any material change in the present capitalization or dividend policy of MBE; (f) any other material change in MBE's business or corporate structure; (g) changes in MBE's charter, bylaws, or instruments corresponding thereto or other actions which may impede the acquisition of control of MBE by any person; (h) causing a class of MBE's securities to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities exchange; (i) a class of equity securities of MBE becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or (j) any action similar to any of those enumerated above.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         Currently, UPS beneficially owns 1,810,967 shares of Common Stock. These shares constitute approximately 16.1 percent of the shares of Common Stock outstanding. UPS has the sole power to vote and dispose of such shares, subject to the Voting Agreement and the Affiliate Agreement. No person listed on Appendix A hereto beneficially owns any shares of Common Stock.

         In its Initial Statement, UPS reported that it beneficially owned 800,000 shares of Common Stock (including 400,000 shares of Common Stock which UPS had the right to acquire upon the exercise of warrants expiring on October 3, 1993) which UPS acquired on October 3, 1990 pursuant to the Agreement. These shares represented approximately 17.2% of the shares of Common Stock then outstanding (including the 400,000 shares issuable upon exercise of the warrants owned by UPS). UPS had the sole power to vote and dispose of such shares. No person listed on the Appendix A attached to the Initial Statement beneficially owned any shares of Common Stock.

         On August 10, 1991, UPS acquired directly from MBE 3,734 newly issued shares of Common Stock pursuant to its right, under Section 6.11 of the Agreement, to purchase a pro rata portion of issuances by MBE of Common Stock or other securities convertible into Common Stock. The purchase price per share was $18.14, the weighted average of the market price of MBE Common Stock on the date of the issuances which triggered UPS' right under Section 6.11. On October 2, 1991, UPS exercised warrants to purchase directly from MBE 177,777 newly issued shares of Common Stock at an exercise price of $20.25 per share. UPS thereafter continued to own warrants to purchase 355,556 share of MBE Common Stock, exercisable until October 3, 1993. The foregoing share amounts reflect the four-for-three split in the Common Stock of MBE effective April 12, 1991.

         On August 25, 1992, UPS acquired directly from MBE 25,725 newly issued shares of Common Stock pursuant to its right, under Section 6.11 of the Agreement, to purchase a pro rata portion of issuances by MBE of Common Stock or other securities convertible into Common Stock. The purchase price per share was $14.47, the weighted average of the market price of MBE Common Stock on the date of the issuances which triggered UPS' right under Section 6.11. On October 2, 1992, UPS exercised a warrant to purchase directly from MBE 355,554 newly issued shares of Common Stock at an exercise price of $12.15 per share. UPS thereafter continued to own a warrant to purchase 355,558 shares of MBE Common Stock, exercisable until October 3, 1993. The foregoing share amounts reflect the two-for-one split in the Common Stock of MBE effective April 13, 1992. UPS did not exercise its remaining warrant to purchase Common Stock, and the warrant expired October 3, 1993.

         Except as described herein, UPS has not acquired or disposed of any shares of MBE Common Stock during the past sixty days.

ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS
         WITH RESPECT TO SECURITIES OF THE ISSUER.

         Except as noted in item 4, neither UPS nor to UPS' best knowledge, any person listed in the updated Appendix A hereto, has entered into any contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to any securities of MBE.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

        Exhibit 1. Common Stock and Warrant Purchase Agreement among United Parcel Service of America, Inc., Mail Boxes Etc., Anthony W. DeSio, Norman C. Roberts, Michael Dooling, Delores J. DeSio, The Anthony W. DeSio and Delores J. DeSio Trust, The Dooling Family Trust, The Norman C. Roberts Trust and Jacaranda Partners, L.P., dated as of September 14, 1990.
                        (Previously filed with Initial Statement)

        Exhibit 2. Amendment Number 1, dated as of January 17, 1991 to the Common Stock and Warrant Purchase Agreement, dated as of September 14, 1990, among United Parcel Service of America, Inc., Mail Boxes Etc., Anthony W. DeSio, Norman C. Roberts, Michael Dooling, Delores J. DeSio, The Anthony W. DeSio and Delores J. DeSio Trust, The Dooling Family Trust, The Norman C. Roberts Trust and Jacaranda Partners, L.P.
                        (Previously Filed with Amendment No. 2)

        Exhibit 3. Voting Agreement dated May 22, 1997 among United Parcel Service of America, Inc. and U.S. Office Products Company
                        (Filed herewith)

        Exhibit 4. Affiliate Agreement dated May 22, 1997 among United Parcel Service of America, Inc., Mail Boxes Etc., and U.S. Office Products Company
                        (Filed herewith).

                                  SIGNATURE


        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


June 9, 1997                            UNITED PARCEL SERVICE OF AMERICA, INC.


                                        Name: /s/ Joseph R. Moderow
                                             ----------------------------
                                              Joseph R. Moderow

                                        Title: Senior Vice President
                                             ----------------------------

                                  Appendix A

                   Executive Officers and Directors of UPS
             Information Required by Items 2(a), (b), (c) and (f)


        Except as otherwise noted, the principal business address and place of conduct of the employment of the executive officers and directors of UPS is 55 Glenlake Parkway, N.E., Atlanta, Georgia 30328.


        All executive officers and directors of UPS are United States citizens.

Name                    Principal Occupation                    Director
----                    --------------------                    --------

John W. Alden           Vice Chairman of the Board, and            X
                        UPS Senior Vice President, and
                        Business Development Group
                        Manager

William H. Brown, III   Attorney                                   X
                        Schnader Harrison Segal
                          & Lewis
                        1600 Market Street
                        Philadelphia, PA 19103

Robert J. Clanin        Senior Vice President, Treasurer,          X
                        Assistant Secretary, and Chief
                        Financial Officer

Michael L. Eskew        Senior Vice President and
                        Engineering Group Manager

Carl Kaysen             David W. Skinner Professor                 X
                        of Political Economy Emeritus
                        Massachusetts Institute of
                        Technology
                        Building E. 51-208
                        Cambridge, MA  02139

James P. Kelly          Chairman of the Board and                  X
                        Chief Executive Officer

Kenneth W. Lacy         Senior Vice President and
                        Corporate Information Services
                        Manager


                             Appendix A - Page 1

Name                    Principal Occupation                 Director
----                    --------------------                 --------

Gary E. MacDougal       Retired Chairman and CEO,               X
                        Mark Controls Corporation
                        505 North Lake Shore Drive
                        Chicago, IL  60611

Joseph R. Moderow       UPS Senior Vice President,              X
                        Secretary and Legal and
                        Public Affairs Manager

Kent C. Nelson          Retired Chairman and                    X
                        CEO of UPS

Victor A. Pelson        Dillon Read & Company                   X
                        535 Madison Ave.
                        15th Floor
                        New York, NY  10022

John W. Rogers          Retired                                 X
                        11 Rotary Drive
                        Summit, NJ  07901

Charles L. Schaffer     UPS Senior Vice President               X
                        and U.S. Operations Manager

Edward L. Schroeder     Senior Vice President and
                        International Operations
                        Coordinator

Lea N. Soupata          Senior Vice President
                        and Corporate Human
                        Resources Manager

Robert M. Teeter        President, Coldwater                    X
                        Corporation
                        2001 Commonwealth Boulevard
                        Suite 202
                        Ann Arbor, MI  48105

Calvin E. Tyler, Jr.    UPS Senior Vice President and           X
                        U.S. Operations Manager

Thomas H. Weidemeyer    Senior Vice President and
                        Corporate Air Operations
                        Manager



                             Appendix A - Page 2

                                                                       EXHIBIT 3


                                VOTING AGREEMENT



                                                                    May 22, 1997



U.S. Office Products Company
1025 Thomas Jefferson Street, N.W.
Suite 600 East
Washington, D.C. 20007

       Re:    Agreement of Principal Shareholders Concerning
              Transfer and Voting of Shares of Mail Boxes Etc.
              ------------------------------------------------

       We understand that you and Mail Boxes Etc. (the "Company"), of which the undersigned are principal stockholders, are prepared to enter into an agreement for the merger of a wholly-owned subsidiary ("Sub") of U.S. Office Products Company into the Company, but that you have conditioned your willingness to proceed with such agreement (the "Agreement") upon your receipt from us of assurances satisfactory to you of our support of and commitment to the merger. We are familiar with the Agreement and the terms and conditions of the merger. Terms used but not otherwise defined herein shall have the same meanings as are given them in the Agreement. In order to evidence such commitment and to induce you to enter into the Agreement, we hereby represent and warrant to you and agree with you as follows:

       1. Voting. We will vote or cause to be voted all shares of capital stock of the Company owned of record or beneficially owned or held in any capacity by any of us or under any of our control in favor of the merger and other transactions provided for in or contemplated by the Agreement and against any inconsistent proposals or transactions. Each of us hereby irrevocably appoints you, during the term of this letter agreement, as proxy for and on behalf of us to vote (including, without limitation, the taking of action by written consent) such shares, for and in our name, place and stead for the matters and in the manner contemplated by this Section 1.

       2. Ownership. As of the date hereof, our only ownership of, or interest in, equity securities or convertible debt securities of the Company consists solely of the interests described in Schedule 1 hereto (collectively, the "Shares").

       3. Restriction on Transfer. Other than as may be permitted pursuant to the Affiliate Agreement of even date herewith among us, you and the Company, we will not sell, transfer, pledge or otherwise dispose of any of the Shares or any interest therein or agree to sell, transfer, pledge or otherwise dispose of any of the Shares or any interest therein, without your express written consent. Any transferee of the shares must, as a condition to receipt of such shares, agree to be bound by the terms hereof.

       4. No Dissenters Right. Each of us agree not to exercise any rights (including, without limitation, under Chapter 13 of the CGCL) to dissent or demand appraisal of any Shares owned by us with respect to the Merger.

       5. No Solicitation. From the date hereof until the termination hereof, we will not, directly or indirectly, (i) take any action to solicit, initiate or encourage any Takeover Proposal or (ii) engage in negotiations or discussions with, or disclose any nonpublic information relating to the Company or any subsidiary of the Company to, or otherwise assist, facilitate or encourage, any person (other than Parent and Sub) that may be considering making, or has made, a Takeover Proposal. Such Stockholder will promptly notify Sub after receipt of any Takeover Proposal or any indication that any such third party is considering making a Takeover Proposal or any request for nonpublic information relating to the Company or any subsidiary of the Company or for access to the properties, books or records of the Company or any such subsidiary by any such third party that may be considering making, or has made, a Takeover Proposal and will keep Parent fully informed of the status and details of any such Takeover Proposal, indication or request. The foregoing provisions of this
Section 5 shall not be construed to limit actions taken, or to require actions to be taken, by any Stockholder who is, or one or more of whose directors, partners, officers or employees is, a director or officer of the Company that are required or restricted by such director's fiduciary duties or such officer's employment duties, or permitted by the Agreement, and that, in each case, are undertaken solely in such person's capacity as a director or officer of the Company and, in the case of an officer of the Company, as directed by the Board of Directors after the Board of Directors has delivered the notice contemplated by clause (iii) of Section 4.2 of the Agreement.

       6. Termination. This letter agreement and our obligations hereunder will terminate on the earlier of (i) the Effective Time (as defined in the Agreement) or (ii) the termination of the Agreement in accordance with its terms.

       7. Effective Date; Succession; Remedies. Upon your acceptance and execution of the Agreement, this letter agreement shall mutually bind and benefit you and us, any of our heirs, successors and assigns and any of your successors. You will not


                     (This space intentionally left blank)
assign the benefit of this letter agreement other than to a wholly owned subsidiary. We agree that in light of the inadequacy of damages as a remedy, specific performances shall be available to you, in addition to any other remedies you may have for the violation of this letter agreement.

       8.     Nature of Holdings; Shares.
All references herein to our holdings of the Shares shall be deemed to include Shares held or controlled by any of us, individually, jointly (as community property or otherwise), or in any other capacity, and shall extend to any securities issued to any of us in respect of the Shares.

                                   Very truly yours,



                                   UNITED PARCEL SERVICE OF AMERICA, INC.

                                   /s/ Joel Rossman
                                   ------------------------------------
                                   Joel Rossmann


ACCEPTED:

U.S. OFFICE PRODUCTS CO.


By /s/ Mark Director
  --------------------------------
  Executive Vice President

                                  SCHEDULE 1

Class          No. of Shares         Record Owner            Beneficial Owner
-----          -------------         ------------            ----------------
Common         1,810,967             United Parcel           United Parcel
Stock                                  Service of              Service of
                                       America, Inc.           America, Inc.

                                                                       EXHIBIT 4



                          U.S. OFFICE PRODUCTS COMPANY
                              AFFILIATE AGREEMENT


       THIS AFFILIATE AGREEMENT (the "Agreement") is made and entered into as of May 22, 1997 by and among U.S. OFFICE PRODUCTS COMPANY, a Delaware corporation ("USOP"), MAIL BOXES ETC., a California corporation ("Company"), and the undersigned affiliate of the Company ("Affiliate").

                                    RECITALS

   A. The Company, USOP and Santa Fe Acquisition Corp., a wholly-owned subsidiary of USOP ("Newco"), have entered into an Agreement and Plan of Merger (the "Merger Agreement") and the Company and Newco have entered or will enter into an Agreement of Merger, which agreements (collectively, the "Merger Agreements") provide for the merger (the "Merger") of Newco with and into the Company, with the Company as the surviving corporation (the "Surviving Corporation"). Pursuant to the Merger, all outstanding capital stock of the Company will be converted into common stock, $0.001 par value, of USOP (the "USOP Stock").

   B. Affiliate may, as a result of the Merger, receive shares of USOP Stock (the "Shares") in exchange for shares owned by Affiliate of the common stock, no par value, of the Company (the "Company Stock").

   C. Affiliate understands that, because the Merger will be accounted for using the "pooling of interests" method and Affiliate may be deemed, as of the date hereof, to be an "affiliate" of the Company, as such term is defined for purposes of paragraphs (c) and (d) of Rule 145 of the rules and regulations of the Securities and Exchange Commission (the "Commission") under the Securities Act of 1933, as amended (the "Securities Act"), the Shares beneficially owned by Affiliate may only be disposed of in conformity with the limitations described herein

       NOW THEREFORE, the parties agree as follows:

       1. Agreement to Retain Shares. Affiliate agrees not to transfer, sell, or otherwise dispose of or direct or cause the sale, transfer or other disposition of, or reduce Affiliate's risk relative to, any shares of the Company Stock (except for the conversion of the Company Stock into USOP Stock in the Merger) or Shares held by Affiliate or on Affiliate's behalf, whether owned on the date hereof or after acquired, within the 30 days prior to the Effective Time (as defined in the Merger Agreement).

       Affiliate further agrees not to transfer, sell or otherwise dispose of, or direct or cause the sale, transfer or other disposition of, or reduce Affiliate's risk relative to, any Shares held by Affiliate or on Affiliate's behalf or received by Affiliate or on Affiliate's behalf in or as a result of the

Merger or otherwise, until after the date (the "Expiration Date") USOP shall have publicly released a report in the form of a quarterly earnings report, registration statement filed with the Commission, a report filed with the Commission on Form 10-K, 10-Q or 8-K or any other public filing, statement or public announcement which includes the combined financial results (including combined sales and net income) of USOP and the Company for a period of at least 30 days of combined operations of USOP and the Company following the Effective Time. Notwithstanding the foregoing, Affiliate understands that Affiliate will not be prohibited from selling up to 10% of the Shares Affiliate holds at the Effective Time (a "de minimis sale") during the period beginning on the Effective Time and ending on the Expiration Date (the "Restricted Period") if
(i) the requirements of Rule 145 are complied with; (ii) any such de minimis sale by Affiliate together with all other de minimis sales by affiliates of the Company and USOP during the Restricted Period do not exceed 1% of the shares of USOP Stock delivered in the Merger; and (iii) Affiliate has received the De Minimis Sale Acknowledgment (as defined in Section 8(g) below) from USOP.

       Notwithstanding anything to the contrary herein, Affiliate shall be permitted to transfer or cause to be transferred shares of Company Stock owned or held (or as to which Affiliate has the right to direct the disposition or other transfer of) by Affiliate as of the date hereof to any wholly-owned subsidiary of Affiliate or any private foundation customarily funded by Affiliate; provided however that Deloitte & Touche shall have confirmed that such transfer does not adversely affect pooling of interests accounting treatment in connection with the Merger, and, if necessary, such transferees shall, as a condition to receipt of such shares, be bound by the terms of the Affiliate Agreement as though a party hereto.

       2. Representations, Warranties and Covenants of Affiliate. Affiliate represents, warrants and covenants as follows:

              (a) Affiliate has full power and authority to execute this Agreement, to make the representations, warranties and covenants herein contained and to perform Affiliate's obligations hereunder.

              (b) Except to the extent permitted in Section 1 hereof, Affiliate does not have any present commitment, plan or intention to sell (or engage in a risk-reducing or other arrangement which would be treated as a sale for federal income tax purposes), transfer or otherwise dispose of any Company Stock prior to and in contemplation of the Merger or any of the USOP Stock to be received in the Merger.

              (c) Affiliate will not sell, transfer, or otherwise dispose of, or make any offer or agreement relating to any of the foregoing with respect to, any Shares, except: (i) in a transaction described in Rule 145(d) under the Securities Act; (ii) in a transaction that is otherwise exempt from the


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

registration requirements of the Securities Act, or (iii) pursuant to an effective registration statement under the Securities Act.

       3.     Representations, Warranties and Covenants of USOP.
USOP represents, warrants and covenants as follows:

              (a) It has entered into agreements substantively identical to this agreement with Michael Dooling and with Anthony DeSio, and neither Michael Dooling nor Anthony DeSio are subject to any restrictions less onerous than those borne by Affiliate hereunder, and neither Michael Dooling nor Anthony DeSio will receive, in connection with the Merger, any form of cash consideration.

              (b) If, at any time during a 60-day period ending thirty days prior to the end of the Restricted Period, the average weekly trading volume in the Shares, calculated in accordance with Rule 144(e)(1) of the rules and regulations of the Commission under the Securities Act shall be less than 2,500,000 shares, upon Affiliate's request, USOP shall cause to be registered for resale the Shares received by Affiliate pursuant to the Merger and shall, to the extent reasonably practicable, cause the registration statement relating to such Shares to remain effective until the first anniversary of the Effective Time.

       4. Rules 144 and 145. From and after the Effective Time of the Merger and for so long as is necessary in order to permit Affiliate to sell the Shares pursuant to Rule 145 and, to the extent applicable, Rule 144 under the Securities Act, USOP will use reasonable efforts to file on a timely basis all reports required to be filed by it pursuant to the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder, as the same shall be in effect at the time, referred to in paragraph (c) of Rule 144 under the Securities Act, in order to permit Affiliate to sell, transfer or otherwise dispose of the Shares held by it pursuant to the terms and conditions of Rule 145 and the applicable provisions of Rule 144.

       5. Limited Resales. USOP acknowledges that the provisions of Section 2(c) of this Agreement will be satisfied as to any sale by the undersigned of the Shares pursuant to Rule 145(d) under the Securities Act, upon receipt of a broker's letter and a letter from the undersigned with respect to that sale stating that the applicable requirements of Rule 145(d)(1) have been met or a letter from the undersigned stating that the requirements of Rule 145(d)(1) are inapplicable by virtue of Rule 145(d)(2) or Rule 145(d)(3); provided, however, that USOP has no reasonable basis to believe that such sales were not made in compliance with such provisions of Rule 145(d) and subject to any changes in Rule 145 after the date of this Agreement.

       6. Legends. Affiliate also understands and agrees that stop transfer instructions will be given to USOP's transfer agent


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

with respect to certificates evidencing the Shares and that there will be placed on the certificate evidencing the Shares legends stating in substance:

       THE SHARES REPRESENTED BY THIS CERTIFICATE MAY NOT BE SOLD, TRANSFERRED OR ASSIGNED, AND THE ISSUER SHALL NOT BE REQUIRED TO GIVE EFFECT TO ANY ATTEMPTED SALE, TRANSFER OR ASSIGNMENT, PRIOR TO THE PUBLICATION AND DISSEMINATION OF FINANCIAL STATEMENTS BY THE ISSUER WHICH INCLUDE THE RESULTS OF AT LEAST THIRTY (30) DAYS OF COMBINED OPERATIONS OF THE ISSUER AND THE SURVIVING CORPORATION OF THE MERGER BETWEEN SANTA FE ACQUISITION CORP. AND MAIL BOXES ETC. UPON THE WRITTEN REQUEST OF THE HOLDER OF THIS CERTIFICATE, THE ISSUER AGREES TO REMOVE THIS RESTRICTIVE LEGEND (AND ANY STOP ORDER PLACED WITH THE TRANSFER AGENTS) WHEN THIS REQUIREMENT HAS BEEN MET.

and

       THE SHARES REPRESENTED BY THIS CERTIFICATE WERE ISSUED IN A TRANSACTION TO WHICH RULE 145 PROMULGATED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, APPLIES. THESE SHARES MAY ONLY BE
       TRANSFERRED IN ACCORDANCE WITH THE TERMS OF SUCH RULE.

After the Expiration Date, USOP agrees to deliver instructions to its transfer agent to remove the above legends, and replace such legends with the following legend:

       THE SHARES REPRESENTED BY THIS CERTIFICATE WERE ISSUED IN A TRANSACTION TO WHICH RULE 145 PROMULGATED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, APPLIES. THESE SHARES MAY ONLY BE
       TRANSFERRED IN ACCORDANCE WITH THE TERMS OF SUCH RULE.

USOP agrees to remove promptly such stop transfer instructions and legend by delivery of instructions to its transfer agent to remove such legend upon (i) the transfer of the Shares represented by such certificate pursuant to a registration statement under the Securities Act or in accordance with the applicable provisions of Rule 145 under the Securities Act (including, without limitation, paragraph (d) thereof), (ii) the expiration of the restrictive period set forth in Rule 145(d), or (iii) the delivery by Affiliate to USOP of a copy of a letter from the staff of the Commission, or an opinion of counsel in form and substance reasonably satisfactory to USOP, to the effect that such legend is not required for purposes of the Securities Act.

       7. Termination. This Agreement shall be terminated and shall be of no further force and effect upon the termination of the Merger Agreement pursuant to Section 7.1 of the Merger Agreement.



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

       8.     Miscellaneous.

              (a) Counterparts. This Agreement may be executed in one or more counterparts, each of which shall be deemed an original, and all of which together shall constitute one and the same instrument.

              (b) Binding Agreement. This Agreement will inure to the benefit of and be binding upon and enforceable against the parties and their successors and assigns, including administrators, executors, representatives, heirs, legatees and devisees of Affiliate and pledgees holding USOP Stock as collateral. After the Effective Time of the Merger, this Agreement supersedes all prior agreements of the Affiliate with respect to the registration of USOP Stock or Company Stock.

              (c) Waiver. No waiver by any party hereto of any condition or of any breach of any provision of this Agreement shall be effective unless in writing and signed by each party hereto.

              (d) Governing Law. This Agreement shall be governed by and construed, interpreted and enforced in accordance with the laws of the State of Delaware.

              (e) Effect of Headings. The Section headings herein are for convenience only and shall not affect the construction or interpretation of this Agreement.

              (f) Third Park Reliance. Counsel to and independent auditors for the parties shall be entitled to rely upon this Agreement

              (g) De Minimis Sales. Prior to effecting any de minimis sale, Affiliate shall provide USOP written notice of Affiliate's intent to do so (the "de minimis sale notice"). If to the knowledge of USOP, and such proposed de minimis sale by Affiliate together with all other de minimis sales by affiliates of the Company and USOP during the Restricted Period would not exceed 1% of the total outstanding shares of USOP, then, within three business days of receipt of the de minimis sale notice, USOP shall provide Affiliate with its written acknowledgement to such effect (the "De Minimis Sale Acknowledgement").

       IN WITNESS WHEREOF, the parties have caused this Agreement to be duly executed on the day and year first above written.

U.S. OFFICE PRODUCTS COMPANY              UNITED PARCEL SERVICE OF AMERICA, INC.

By:  /s/ Mark Director                    By:  /s/ Joel Rossman
   -------------------------------           ----------------------------------
Title:  Executive Vice President                   Joel Rossman

MAIL BOXES ETC.                           Affiliate's Address for Notice:

/s/ James H. Amos, Jr.                    United Parcel Service of America, Inc.
----------------------------------        55 Glenlake Parkway, N.E.
By:    James H. Amos, Jr.                 Atlanta, Georgia  30328
Title: Pres. & CEO














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